Exhibit 8.1
SUBSIDIARIES OF PERFECT CORP.

Name of Subsidiary	Jurisdiction of Incorporation
Perfect Corp. (Shanghai)	China
Perfect Corp.	Japan
Perfect Mobile Corp.	Taiwan
Perfect Mobile Corp.	British Virgin Islands
Perfect Corp.	United States
Perfect Corp.	France
Wannaby Inc.	United States
Wannaby UAB	Lithuania